Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

Below is a transcript of communications provided to employees of Kimberly-Clark Corporation:

Zack Hicks:

Hey, I wanted to thank everyone for joining us here at our DTS and Aurora Connect, and a huge thank you to all of you. I know you've all been working tireless hours and efforts over the past many months, and so I just wanted to first start off our mini town hall with a thank you, because I know there's a lot going on, but you're doing a fantastic job.

Now, in light of all of the announcements and the updates and the excitement at both the enterprise and the DTS levels over the past few weeks, the leadership team, DTS, and I wanted to come together in this forum to kind of share our thoughts and answer any questions that you might have.

So our agenda today is pretty informal, and super casual. We'll have a more traditional end-of-year town hall next month. I think it's scheduled for the first week in December.

But for this session, the goal is for us to have an open Q&A forum and discuss what's top of mind for you at this stage of KC's transformation journey. Now, we're going to cover many topics in this session, from Pegasus and Aurora updates to the Kenvue acquisition, work prioritization, and then also my personal news.

So, a special thank you to all of you who have submitted questions ahead of time. That helps us out, kind of get this thing kicked off, but we have

Open mic, so you can ask any questions that you have after that.

And then I wanted to also thank the DTS leadership team that's on the call here today, to help me with this discussion. So with that, Greg, how about we just jump in, and what's our first question?

Gregory Beckwith:

So thanks, Zach. Yeah, and the first one is for you. So, question came in a couple days ago, but big news from you last week, Zach, with all the great work we've done under your leadership and vision over the last three and a half plus years. Any additional insight you can provide on next steps for you and for DTS overall?

Zack Hicks:

Well, Greg and the person that submitted that question, thank you so much for those kind words, I really appreciate it. I am incredibly proud of what we've accomplished as a team over the three-plus years that I've been here. From migration to the cloud, our data journey, creating self-service capabilities, creating really strong business relationships, to creating the amazing, impactful AI capabilities that we've… you've all built. And that foundation for the future is really solid I believe with how we've modernized our platform.

landing Aurora in North America, having a solid plan for the rest of the world. We've really created an amazing foundation, so the sky truly is the limit for DTS going forward.

I personally have gotten so much by interacting with all of you. Being able to go out to the GDTCs, that created, that creates energy for me. Really enjoyed it. What an amazing group of just humans, not only just the talent that you bring, but just the warmth and the humanity that each of you shared with me. So, it's been the honor of my career to work with all of you, and so it's been fantastic.

I'm stepping away now at this time. I think it's just best for me personally. I'm ready to try something different. I'm not quite sure what that is. I may retire, I may do some more board work, but I just felt like this was a good time as my son goes off to school in the spring. I'll still be here for the next, almost 5 months, so it's a very long goodbye, so you may be sick of me by the end of the next 4 plus months.

But that length of time that we created, and that longer runway for my exit was to help with, so that I could stay here and help with the transition, make sure we get the right person in place, make sure we do the right handoffs, and create that momentum. And I want to say, first up, that… that this company is not going to go backwards, and DTS is certainly not going to go backwards. You've created tremendous momentum. I will tell you, our… our…

leader with Russ. He is the biggest proponent of technology in this company, so he wants to double down on technology, so it's only continued… we're only going to continue that momentum and going up, and I'm excited to be watching from the sidelines all what you accomplish, because it's going to be amazing.

So, with that, Greg, how about I turn it back over to you?

Gregory Beckwith:

Awesome, cool, thanks, Zach. Yeah, and excited for you, and I would echo from my window on the world as well. I think a really exciting time, you know, for DTS and the leadership going forward. Second question came in, actually, was about the Kenvue announcement as well, so the other big news from last week. Question is, what is the impact of the Kenvue acquisition on DTS, especially considering long-term DTS strategies, Aurora deployment.

ERP and systems integration, and our overall org design. So, maybe, Zach, you can take a stab at that one, too, and any other leadership team members.

Zack Hicks:

Yeah. Well, I think this is super exciting. It's rare to work for a company and be able to double your size overnight, and so that's essentially what we're doing. This can be acquisition, it's exciting, not just for DTAS, but for everybody within KC. And I think some of the exciting areas are around our ability to broaden our portfolio. Have you looked at those products? I mean, it's… if you go through a list of the Kenvue products, it's hard to not find, like, you know, 3 or 4 or 5 of them that are already in your medicine cabinet or in your bathroom. So, they're amazing brands. It's going to allow us to have such a positive impact on the customers and the consumers that we serve. And I'm sure when you heard Mike talking last week that the synergies across KC and Kenvue are numerous, and the opportunity to become the second largest CPG in the world is super exciting. But as you can imagine, this… an integration of this size, it's complex, and it's going to take a lot of time and careful planning, and that's exactly what we're going to do. KC is going to do it the right way, and we're now just embarking on that planning and what that integration journey is going to look like. And there's going to be many critical horizons that'll be shared, those timelines on the horizon that will be shared as we go forward. So, still very early days. There's a lot of legal hurdles that have to be navigated, which I'm positive that we will, and it's going to create even more amazing company. And I think from a DTS perspective.

What an amazing opportunity to have, you know, with a scale this size, the opportunities and the career growth I think are phenomenal.

So, while it may be a little bit challenging during that transition, you're going to learn so much through that transition, and have tools in your toolkit, you know, things that you're going to be proud of, and experiences that you're going to look back fondly on. And at the end of this, just creating this amazing company and opportunities to be consolidating applications. You think about what we're doing with Aurora, almost every company in the world is on an S4 journey.

an opportunity to look at that differently, how we engage the consumer, application rationalization across the board. They're also, I suspect, every company that size and age brings a lot of technology drag with them as well, and so we'll have an opportunity to maybe even line our application rationalization. So every aspect of IT will have an opportunity to experience a new organization, or a new structure, and a new way to serve our customers, and so I'm excited about it. It's going to really propel us into the future, and I know it will open up many doors for all of you, so I'm looking forward to it.

Gregory Beckwith:

Awesome, thanks, thanks, Zach. In the spirit of mergers and acquisitions work, another question that came in related more to the IFP, JV side of things, specifically the people impacts, the question was, could you please help us get clarity for the KC employees moving from DTS going to Suzano? Will DTS employees already notified still move, given the Kenvue announcement, or will some stay back with KC?

So, I don't know, Latoya, maybe you can take a first stab at that, and then, Teresa, Tim, Jeff, if you guys can maybe give an overall Pegasus update, that'd be, helpful for the team.

LaToya Davis:

Sure. So, first, I want to piggyback off Zach's comments on Kenvue. For those of you that don't know, I actually came from Johnson & Johnson. I spent about 11 years, so most of my career there. So first, on the products, spot on. I also put that in the chat. They're all amazing. I still… I bought as much as I could before I left it, so I have a lot still in my cabinet, so I'm super excited about that. But more importantly, I'm really… I just want to maybe touch on a bit, culturally, having worked in both organizations, there could not be a better cultural connection in terms of the culture of KC, the caring kind of parent culture, and I know you guys heard Mike and Russ talk about that a bit, in the employee town hall, but this is really true, and I'm saying that from a, from personal experience, and so I'm really excited about this.

both personally and professionally, because I think it's a really great connection, but I also think there's a ton of cultural synergies, and I think you'll see that as we work through integration, and start to connect with some of those colleagues over, you know, when the time is right, but I just wanted to throw that out there for some of… and some of you have similar experience. We have a lot of similarities, and some… and there's also quite a few, kind of.

alumni from that business that are sprinkled throughout KC, and I think that's one of the reasons for those that I've talked to that people came here because they saw the similarities in the culture, and in the way that we operate as an organization.

More on the IFP. So first, you know, just to directly address the question, just so everyone knows, that we… for everyone that was a part of the base IFP organization, or were identified, before the… before we announced the post, over the… the summer, so between July and August, we directly communicated to those employees that they would be, expected to convey with the new company. So if you did not hear, that means that you probably… you weren't in that that initial base.

That still does not mean that you don't have opportunities there. So now, and Tim, maybe you'll speak to this, but there are a number of opportunities across the JV that that team has been working through in terms of what is the future state for the openings that still remain that do not have employees that have conveyed or are tagged to, that are available and are actively posting in ways based on on, you know, getting through those things. So, you've got one subset of employees that have already been tagged as conveying, that have already been communicated, and then there's ongoing opportunities, and I'm sure those will continue through, through close, that KC employees that, if not a part of that, can continue to, be considered for. So hopefully that helps to clarify the difference between those two. So… so if you have follow-up questions, please use P&A. I'm happy to speak more to that. But I'll turn it over to…

Tim or Kim or anyone else that wants to speak to that.

Tim Schmeisser:

Yeah, thanks. Let me add a little bit of, to that. So Pegasus, if you like, the focus of Pegasus at the moment is two things. We're heavily focusing, obviously, with Teresa leading that. How do we make sure we can execute all of the things for day one, so the…

The transaction can complete, and the business can operate under TSA.

In parallel, the IFP team are working with Bain and Suzano on designing

The future strategy for Beyond Day One. And that's all aspects of everything from how we're going to do SAP, all the way through to the operating model.

And I think we'll share more of that, sort of clarity on that with the wider audience who are going to be in that IFP community in the new year.

We're working with them as well. Bain and Suzano on how the shared culture will work for the for the JV, and there's lots of positive things that will come out of that, and again, will be shared more as that's finalized in… in 2026. So…

In terms of the operator model and organizations, Latoya said, we've got some vacancies that have been advertised, and some that are still being advertised for, sort of, critical roles where we've acknowledged there are gaps, and we want to hire them ahead of head of the, of day one. We have a number of you who are in that, kind of.

A list of people who will convey across. Some of you have been engaged with, and some of you have been, invited to some wider, sort of, town halls. As we get into 2026 and get closer to day one, we'll…

Hopefully build more of a community with that group, and get the focus to be much more about the standalone, but I think the main… our main focus as a team really is to… to keep on playing towards that day one execution. I know many of you, both in the wider DTS, but also in the IFP DTS team, are focused on that, and that has to be the more immediate focus, but if you've got any questions.

And if you're in that kind of list of people to convey, please reach out to me directly, happy to have a one-to-one with some of you, or, a group of you, if that would be helpful, if you want to know more about the future strategy or the JV, so…I'm not sure, Teresa or…Jeff, you've got anything else you want to add on Pegasus, but…

Teresa Miquelarena:

Hello, good morning, everyone. So, first of all, on the announcement of Kenvue, I believe, like, my reaction is, like, back to, like, what Zach mentioned, right? I believe we're going through a once-in-a-lifetime opportunity that is doubling the size of the company. So that, to me.

It's, super good news, and I believe, like, career opportunities for absolutely everyone.

And I was talking even to my team yesterday, and they're saying many, many we were not understanding the strategy, or not understanding where Kimberly Clark was going, and I believe for many, many of us, it is definitely closing and connecting the dots, right, in terms of Pegasus, going on, and understanding why Pegasus is happening, and how the acquisition of Kenvue now connects the entire strategy together.

I know that many has questions regarding Kenvue, right? But my ask is, first of all, it's a huge appreciation to everyone that is putting a gigantic amount of hours to make the day one on Pegasus be possible. So, so my ask, and I know that might choose Zach, everyone said it, is let's continue focus on, our one, one goal, one priority that is delivering, Pegasus Day 1. And then, as Kenvue comes along, we will start working on the integration with Kenvue.

As per the conveying of employees, I completely echo what Tim mentioned, right? Please reach out to Tim if you want, I'm completely available, so please reach out to myself, and whatever questions you have, more than happy to help you out. The same thing that Tim Shan, we're open for anything you have on your mind that we can help you answer.

Jeff, anything else that you would want to add in?

Jeff Markey:

Yeah, no, I'll just try to build a little bit. I love the points that are being made by both of you. I think now probably everybody really understands why Pegasus is so important, why the timing is so important, so that should have been a big aha, like it was for me. And, you know, you mentioned kind of the once-in-the-career, once-in-a-lifetime. I had enough privilege before in my career to experience something like this, and when you go through it, it's legacy building. And if we do it really well, the last time this happened for me, they wrote a book about it.

And they wrote a book about the company, so I'm hoping that, you know, what a privilege to be able to be here at this time, this unique moment, to do these things. And if we get it right, I know we will. They'll write a book about this, and they'll write a book about KC. So that's the only thing I was gonna add. It's an all-skate exercise on Pegasus, and we are all in, as you know, Teresa. We're gonna make that happen, for sure, and that'll put us in good shape. When they wrote that book, I'm just curious when they wrote that book, they did have a happy ending, right? Yes, and it had some great pictures in it, yeah.

Zack Hicks:

Well, and then this will be the better version of it at the end of this… this experience, right?

And you may have noticed from Teresa's voice, you probably heard in her voice, that she's very sad that I'm leaving, but oh, I'm sorry, that actually she's got a cold, and so I just appreciate Teresa, you've been working really hard, and she's even showing up today while she's not feeling well. We appreciate you all that you're doing as well.

Gregory Beckwith:

Big thanks to Teresa and all of you for your leadership during this time. I'm going to shift gears a little bit here, and thanks for those, so many questions in the Q&A. We'll add those to the queue here after we get through the pre…

Gregory Beckwith:

Yeah, question, is, civic.

Most of the company's revenue and projects are U.S.-based, yet many technical roles in DTS are being filled outside of the U.S. Can you please explain the rationale behind this approach? Maybe, Latoya, you can take a first step.

LaToya Davis:

Sorry, I was on mute. Apologies. Yeah, so, you know, first, I think that I want to just say that that's not 100% accurate, so maybe I'll start with just sharing a little bit more about what, what we really have. So, we have made a very targeted effort over the last couple years within the organization, DTS being included, to really focus on what is our location strategy and making sure that we align the right talent in the right places. And as a lot of you know, because we have a very diverse organization and capabilities, we've seen a lot of really great capabilities that are in markets that were outside of the U.S, and so we are a global company, and so we are not agnostic to one location. So, I want to just kind of maybe start with saying that it is not that we're just shifting roles, to other places.

We're going where the capabilities are to best meet the needs of the organization, and that has expanded quite a bit outside of the U.S. So, as an organization, and that's not agnostic to DTS, but it is definitely where we see a lot of talent capabilities, and we work really closely with, like, market intelligence. We do benchmark, and we know that that's to be true, and we've got some great talent in those markets. But I also want to be realistic and say that as an organization.

especially as a CPG company, as most of you know, we're constantly evaluating our SG&A costs, and how do we manage that in a very responsible way. And so, in addition to having great talent capabilities outside of the U.S, there's also better cost efficiencies outside of the U.S, and so we're balancing those two things. But I do want to say, as someone who is a big proponent of, like, data and facts.

Currently, in DTS specifically, we still have more employees in North America than anywhere else in the world, so I know that it may seem that because it's been more of the recency effect, but it is still, it is still… right now, we still have more employees in the U.S. than we do outside of the U.S, but we're continuing to look for the right talent in the right places to meet the needs of the business, and so we can achieve our objectives, and we will continue

And evaluate that and make sure we're hiring the people in the right places.

Gregory Beckwith:

Good!

Thanks, Latoya. The other, the other people-related question that we had come in was, I see a few, projects coming in, especially with the new acquisition integration. How can folks be a part of those projects? You know, will those opportunities be made available to everyone?

LaToya Davis:

Yeah, maybe I'll speak to that, as well.

So, one thing as a leadership team, and I know that this is… this is always a challenging situation. So, as you guys know, we have a very structured process when it comes to true open positions, and we have a global posting policy about how that looks. When projects come up, it's a little bit less structured, because it's a process in which things may come up that we didn't plan for, we may have to shift resources, right?

Not necessarily, an FTE role, it's not the same process. However, I want you all to know that as a leadership team, we work really closely together when these things come up to evaluate who are the… who is the right talent based on capacity, resource allocation, and also just the capabilities and skills that are needed to evaluate What the… who are the right talent to attach to those… those projects?

If there's things that are happening, and I know some of you, have already started to reach out, like, for the KVU acquisition and things like that, which we have not started to… to… to deploy resources there yet, because that IOM is not, set up yet.

But there… I first would encourage you to make sure, as a part of your development conversations with your leaders, and proactively, to highlight where are your development needs, or where do you think you can contribute or add value with your direct leaders. And that comes into the conversations as well when we're thinking about what are the right resources to attach, so… to certain projects and needs. And so, that is my advice for you.

We do talk as a leadership team and try to evaluate how to deploy resources for projects and initiatives that come up that are kind of ad hoc. However, we also have conversations about how do we make sure we are making sure that our talent is being developed in the right ways. So this is not one of those areas where I want… I encourage people not to just sit back and wait for someone to tap you. If you're interested and you feel like there's skills or experiences that you can bring to add value to some of the work as you know what's going on in the organization, raise your hand, and as we can, we'll try to make sure that we are giving people opportunities for those projects and initiatives.

Anything else anyone else wants to add?

Zack Hicks:

Well, I think that was well said, Latoya, and appreciate you helping out with this. Any, I didn't mean to cut anybody off if there was anybody else wanted to add anything, but… and I think that it really is… we're a global company at the end of the day, and so we have to be global in our approach to the marketplace, and you think about where J&J has strength as well, even more global, or I don't know if that's even possible, because we're in so many countries, but it just really reinforces the amount of global reach that we have, and… and so we have to have talent where we do business, and frankly, that's what we're doing. So, appreciate that response, Latoya. I also wanted to maybe, for those of you that haven't had a chance to meet, Joe, I'd just like to, you know, welcome Joe, officially here. Everyone gets a chance to kind of see you. And Joe Mandel, joined us just recently, as our Chief Information Security Officer. So, Joe, I don't know if you'd like to maybe just say a couple words and say hello to everybody?

Joseph Mendel:

Hi everyone, good morning, good afternoon, good day. I'm Joe Mendel, the new Chief Information Security Officer, and as Zach said, I think this is day 22 for me. Still drinking from the fire hose, but really enjoying getting to know my team the DTSLT and the KC business. I am, first of all, very impressed with the cyber program here. I think there's a lot of strength, and there's more that the team wants to do, so look forward to that part of the job.

In terms of my background, I live in the Chicago area, so I'm in the Commercial Center today.

Married with 3 boys. They were all out of the house at one point, but one's come back, so you're never quite done. My work background, I've done a number of roles, a lot of technology roles. I wasn't in cyber my whole career, so I was various technology roles, leadership roles, and business rules.

Got into cyber about 9 years ago, and eventually became the Chief Information Security Officer for Kellanova. And at Kellanova, it's very interesting, because we went through two very similar experiences. We at the time, it was the Kellogg Company, and we decided to form two companies out of the Kellogg Company to accelerate our growth and focus our leadership and our capital investment, and we formed Kellanova, the snacking company, which was Pringles, Pop-Tarts, Cheez-Its.

And then, WK Kellogg Company, which was the North American cereal business, which took… was on a different trajectory in terms of growth. So, we did that successfully. We planned that for about 18 months.

On cutover day, I was telling Zach we had 2,800 cutover tasks on day one, and did it without any P1 incidents, so that was quite an accomplishment.

Kellanova was doing really well. Unfortunately, the stock was undervalued, and a year after we became Kellanova, Mars decided to acquire Kellanova. So, I was on the other side, so I had been planning for the last 18 months for that acquisition as the acquiree, but very similar to what's happening now on the other side. So, I've been through this on both sides, and look forward to bringing some of that experience here.

Zack Hicks:

Well, welcome, Joe. We're glad to have you, and glad to have your experiences, so thanks for taking the time to introduce yourself. So with that, Greg, how about we turn it back over to you for any other questions?

Gregory Beckwith:

Yeah, thanks, thanks, Zach, and thanks, Joe. Welcome again. Another big topic that came in, a number of questions that came in pre-submitted, related to Aurora. So Jeff puts you back on the hot seat here on, sort of, you know, what's next with Aurora? One of the specific questions that came in was given the IFPJV effort and the Kenvue announcement, what are the plans for Aurora deployment? You know, do the timelines and lead markets still hold? Kind of what are the next steps?

Jeff Markey:

Yeah, thanks, Greg. Thanks. Great question, whoever turned that in. I mean, Aurora was really critical to the future and growth and success of KC before a lot of this, and now it's even more so. So that hasn't changed. It remains an essential program for the long-term success. The system, process, and data transformation standardization that the program is driving is huge for KC operations, but also now with Kenvue, there's definitely a lot of synergies that can be derived from that. So, with that said, obviously it's a little bit earlier, we've got a lot to do between now and then that, you know, everything that's happening, especially in Q1 or over the next 9 months this year, there's been acknowledgement of the ELT that all these critical activities are pulling on a lot of the same people, and I think everybody on this call knows that better than most. And the top priority is delivering our growth targets, our strategic business plan, or you often maybe hear it called the algorithm, or the ALGO for short. But that's making our financial underpinnings really work successfully. We've got to hit our productivity targets, our growth targets.

And then right after that, we have to close on the Suzano JV. And you guys now know, with the Kenvue acquisition, how important that is. So those, with those two top priorities.

we had to start to think a little bit differently about Aurora, because at the same time Aurora was ramping up, Pegasus needs to ramp up, the productivity targets have to ramp up, and these things were all clashing. So, we're working on a resequencing plan, because we know the importance of this, we know we need to get going next year, so we're still, working through some of that, and we'll have updated deployment timelines and lead market designations with the executive team. In fact, right after this, Zach, Kim, and I all go and start to talk about that messaging with Russ and team, and then we'll follow up coming out of that pretty quickly, as you guys know, with DTS, the Aurora teams, all of our key business partners in AsiaPak, GBS, everyone that's helping with the Aurora program.

So we can see how, how that, resequencing is gonna play out. So, I think in terms of Kenvue, a lot of great thoughts, a lot of great questions, what we're doing right now.

appreciate those that have been asking, is we're just capturing a lot of those, because they're really important points. But like Zach said earlier, we don't really know enough yet how that will impact the Aurora plans. I'm excited.

Because I think we can do a lot of synergistic work together, and they're complementary, as a lot of the executive team has announced when they announce the acquisition.

But we don't have… no, we don't know enough now. So right now, we're like, what are some really smart questions, and we're just keeping track of all those so that we can work to get answers, and then we'll update everyone on that integration planning and progress as we know more as well. So…

Really appreciate the question, and anyone else want to kind of build on that? Happy to open up the floor if anyone else wants to add to that.

Teresa Miquelarena:

Jeff, you need it, right? Jeff and all the Aurora team have been an amazing partner.

And, Jeff, like, what you said, right? Like, we're keeping focus on the priorities and the growth, and also we are hearing the feedback that you are giving to all of us.

And the friction, and then the overloaded on the resources. So back to, like, what Jeff said, number one focus is making sure that we deliver on the growth agenda and the priority that the company has established for all of us.

And even more important, it's making sure that we take care about all of you.

And that's why we all work together to make sure we re-sequence to enable all of you to focus on the most important priorities. But Aurora continues to be a super important part of the strategy, and something that we need to deliver.

only that, back to, like, what Jeff mentioned, we re-sequence to make sure we enable all of you guys to focus, and as much as possible, have a lifetime.

Jeff Markey:

Yeah, yeah, business targets, Pegasus, and work-life balance, right?

Zack Hicks:

Maybe if I could just double down before we go into that, because I think it's important. There is a lot happening, and the organization really understands that. I'll tell you, we had our ELT meeting this week, and that's with all the senior leadership, you know, the ELT. We focused on making sure we're driving that prioritization, so that we're completely focused on the company's growth, number one.

but then making sure that you're not getting conflicting priorities crossing your desk, and so that's why we moved Pegasus to the front.

Because we have obligations and financial commitments that have to happen. And then we have Aurora, and then we can then cascade into the other IT or DTS-led projects, that we're helping, either that we're leaving or we're partnering with the business. But we wanted to make sure that you have that prioritization. But at the very top of that prioritization, as you just heard from Jeff and Teresa, are all of you, to make sure that we're giving you the right experiences and the right work-life balance, and so that's why we're working so hard to kind of pare down. So, if you have a project that you're working on and we're saying we're not going to prioritize it this year, don't take it personally. Just know that we're really trying to do for the best for you and for the company. So, with that, Greg, what else do we have in the pipeline here for questions?

Gregory Beckwith:

Awesome. Thanks, yeah, thanks, Zach and Jeff and Teresa. Keeping on that theme there, the last sort of pre-submitted theme that we got a number of questions related to was this idea of prioritization and orchestration. So, Aaron, this one's for you. The question, though, we've been asked a lot recently to provide details about our work and capacity. Is it possible to share more information about what the ELT is doing with this data, and how it will enable greater enterprise prioritization. So, Aaron, if you maybe don't mind kicking that one off?

Erin Govednik:

Great question, and I think, you know, from what you just heard from Jeff and Teresa and Zach, just a huge thanks to all of you for the data that you've been giving, because what we're doing with it really enables this prioritization. So, huge thanks to all of you, to Christy Mobley, to the Dome team over these past months, and really, we just kicked off Dome, it seems like a long time ago, but earlier this year, and I say we We've been kind of building the bus while we're trying to use the bus to carry us along and share more transparently what's on the DTS plate. But really excited about the progress of it, and so the ELT interest in the data from… and our capacity in the work really relates to what we've just been talking about, really helping us to better prioritize our enterprise priorities and make sure that we're focusing on what the, you know, the most critical short-term and long-term efforts that make us successful as a company. So, we know 2026 is going to be a really big year, and so we're looking ahead to be sure we're closing 2025, but also taking things off the plate that just don't need to be there at the moment. They could be potentially paused, delayed, maybe some will be canceled. And as Zach mentioned, there's an ELT exercise going on. Several of the meetings have already occurred. There are a couple more happening over the next couple weeks, and then we'll be able to come back and share back what were the… and as Zach said, it's not… it's not personal, but what are those things that we're going to make a deliberate choice to push out or hold on for a bit to be sure that we're focused on the right things? So, again, that's what the data is being used for, and it's a tribute to all of you for the quality and the efforts you've put into giving us that visibility, because it's… it's… it's paying… it's paying back for us. So I hope that helps.

Gregory Beckwith:

Awesome. Thanks, Aaron, and yeah, I would just… I would echo all the big… the big thanks to the team and all the great work that's been done. Awesome. Well, those are the pre-submitted questions. I see that Q&A has really come to life, so we appreciate all the questions. Please keep adding questions in there. I saw a couple folks raise their hands as well, so we'll kind of take them as they come in. One of the questions that came in through the Q&A was about sort of the need for a centralized DTS, the platforms, the central tools and software and so on. So maybe, Ray and Joe, you can take a stab at, sort of, as we go into this stage of change with divestitures and acquisitions and so on, still the need for that centralized, you know, group of technology tools and services.

Ray Bajaj:

Thanks, Rick. And, and team, you know, the journey, like, that we have been on, three and a half years, it is a remarkable journey, from and to. You know, thank you, Zach, and this DTSLT leadership team.

We have changed the slope of technology, literally, in the company. And great technology companies are great platform companies. And why do we need platforms? Because it is economy of scale. You build once, and you deploy it, like, in multiple areas, multiple times.

We will verticalize for differentiation, we will get economies of scale for platforms.

And we have created the best infrastructure platform in cloud. We have one data lake in the company, single source of truth. We are moving from 1,776 applications to 900 applications. We will simplify the heck out of it in the company, so that we can get the agility and we can innovate at scale. So, product platform is the architecture principle. It is our business operating model. This is how, like, you know, we're gonna work in the future company. Over to you, Joe.

Joseph Mendel:

Yeah, Ray, I agree. I would add, from my own experience, you know, the idea of kind of a North Star in enterprise architecture, so that, you know, that the company operates under the same principles allows a lot more efficiency and a lot better security.

And I think better outcomes. And then you add the power of AI on top of all this. If we don't do some standardization and commonality, it really makes using AI in any transformative way more difficult. So it's key, I think, to our adoption of AI also.

Gregory Beckwith:

Thanks, thanks, Joe. Thanks, Ray. Really appreciate it. Another question that came in, and Pat, maybe I can toss this one over to you, too. Obviously, there's been folks who watch the stock market and so on, there's been some volatility in our stock price, as well as on the Kenvue side. Possible to share any context, Pat, from your side on thoughts related to the stock price fluctuations?

Patrick Samsel:

Yeah, Greg, I'm happy to talk about that a little bit. I wouldn't take this as trading advice, because I'd be in a different job if I knew the answers to all these things, but

It's not unusual for the acquiring company's stock price to go down when it's targeting an acquisition, so from that perspective, that's not a surprise, but then there's a few other elements out there related to Kenvue. The first is all the uncertainty to the litigation that's out there with the Tylenol litigation that might be coming.

The, the second piece would be executional questions. I mean, Kenvue's had, as a new company, separate from J&J, executional, challenges over the last few years, and now KC's coming in and saying.

We're gonna fix those executional capabilities and grow the combined company, and there's uncertainty from shareholders related to that as well.

The last piece I'd say is around high dividend yield stocks. Kimberly Clark is, like.

one of the mecca high-dividend yield stocks in the marketplace today. When you bring these two companies together, we're going to be taking on more debt, and I think investors are also having questions about, are we still going to be this high dividend yield stock?

So, I think all those things are contributing to Kimberly Clark's decline versus our historical market pricing over the last month or so since the announcement. And the thing that we can do to drive this is prove it, continue to show it.

execute, two deals at once. I mean, that's a big deal. Getting the JV done with Suzano, and then doing Kenvue. If we kind of show them the money and that we can execute, our stock price should rebound. The litigation piece, you know, Mike's given us a lot of confidence around that.

As it relates to the expertise he's pulled in to make sure that he's comfortable with the risks that we're taking around litigation.

And then just… just really combining the two companies, and executing over the next several months, next years, is going to be key to… to bringing our stock price back up where we want it to be.

Gregory Beckwith:

Awesome, thanks. Thanks, Pat. You know, appreciate that, and yeah, I would echo that, none of us are financial advisors, so none of this is, is formal financial advice. Zach had one come in around, sort of, what the, I guess, the rose and thorn over the last, 3 years, your time at KC, but anything that especially stands out as positive moments or areas, that, that have been especially challenging?

Zack Hicks:

Yeah, that's a great, great question. I will say what comes to mind, and there's so many great things, it's obviously, it's always the people, right? It's not the… you know, I'm really proud of the accomplishments, but it's the… it's the personal relationships that we create along the way, and that really have excited me. I love, and I always have loved, the power of innovation and the hackathons that we've done, and we did the first global hackathon.

That was last year, or this year, and that was… that was amazing. And every time we meet with our teams, I'm always super impressed with the innovation. You think about things like Sophie that came out of it, or a lot of the capabilities that we're launching now came out of those hackathons, and so just the energy that you all bring, understanding technology, understanding the business, and bringing these innovative solutions, that's the highlight.

maybe the… the thorns? I don't… I don't know. You know, I think we learn from… you know, I like to think that every… even the bad experiences, we learn from and… and grow from. So, honestly, nothing really comes to mind. It sounds like I'm avoiding something, but I'm… I'm not. I just think that, you know, even when there's… you have these bad situations, we all come out of it stronger, so I'm just grateful for those, too, honestly.

Gregory Beckwith:

Thanks for sharing. Zach. Jeff, we had another one coming, related to, Aurora, and sort of what is the value of Aurora with all this business change, the different mergers and acquisitions? Maybe you can, put a finer point on, sort of, like, the value of Aurora, especially in light of, of these large business changes.

Jeff Markey:

Yeah, it's great. I was actually just, dug up the name of the book, so I was trying to… because there's a lot of questions about that, so I just put a link, it goes to Amazon, but it's, it's inside Coke, because CEOs life story of building the brand. So if you're interested, that's kind of where the company was revived, so I know there was a number of questions. Yeah, so Aurora, like, it's even what's really important is the simplification and standardization of all of our process and data structure. I mean, that core reason for starting the program remains completely unchanged. And with the divestitures and acquisitions and all that type activity, when you have a solid foundational platform that's simplified, that Aurora's driving at, all that stuff becomes much, much more efficient and easier for the organization. So, a lot of the challenges and heavy lifting that Pegasus, Teresa, the Pegasus… everybody that's working on Pegasus is having to do.

would be a lot easier and simpler if we were in a post-Aurora world, and I think anybody that's come close to the program, that's working on the program, would really understand that, whether you're in GVS and you understand that you're not logging into all these different ERPs with all these different processes, that we have around source to pay, and accounts payable activities, invoicing, everything that we do, it's all different all across the world.

So that, that remains paramount, and as we go forward.

the quicker we can get that in and get that foundational platform, and doing it together with Kenvue sounds really exciting as well, based on what they have. I think that's just paramount for the next 20 years at KC, so that just really hasn't changed.

Thanks for the question.

Gregory Beckwith:

Awesome. Thanks, Jeff. Thanks, Owen. Those monitoring the Q&A, you'll see we've gotten a number of questions kind of coming in around talent opportunities for folks, phrased in different ways, and sort of building on the history in that regard as well. So, I know, I think LaToya had to drop for another call, but Tessa, maybe if you don't mind taking a stab at sort of the perspective of new opportunities and talent opportunities for

You know, for folks on the team now, as we move forward.

Tessa Faddis:

Yes, absolutely, Greg.

I do think, as Zach shared, and we've heard from others on the call, now is a fantastic time to be part of KC, right? And we really are making history. And with all of these changes comes tremendous opportunity. And so I encourage you all to have those conversations with your leaders if there are opportunities or projects that you're interested in being involved in.

And really embrace this time and those opportunities. I saw a number of comments in the chat, too, related to career opportunities, specifically, like, promotions and lateral movement.

I know that, as Latoya shared, right, we've continued to really look at cost and make sure that we are optimizing our talent and ensuring we have the right skills and capabilities across our global footprint.

And, it may feel like there's… there's not been a lot of opportunity or movement across the enterprise. However, if we look at some of the data, it indicates that we're about 4.5% of DTS population. Year-to-date, that has actually been promoted, and if we look at internal movement overall, it's about seven and a half,

And this is in line with what we're seeing across the enterprise. And so, I think there's an opportunity for us to make sure that we're able, to really highlight some of this movement. I think during this time, we're all kind of heads down, and we don't have as much visibility to this, and so I think it's a good opportunity for us to reflect and ensure that we are celebrating the growth and development and recognizing these opportunities.

Gregory Beckwith:

Awesome, thank you. Thanks, Tessa, and yes, obviously a very,

a fluid situation, but as Zach and others have mentioned as well, many, many opportunities, I think, across the board for all on the path ahead. One other one, Aaron, I think going back to sort of the prioritization, I think, you know, obviously we've heard prioritization a lot, it's come up in my voice surveys over the last many years. What feels different this go-around, especially at an ELT level, and is there an early read on what that top priority is for right

You know, for right now, or for at least the foreseeable future.

Govednik, Erin:

Yeah, I think what feels different is that we're you know, if you hear the different meetings, you will hear clearly, we said it multiple times here, Pegasus is number one. You know, sometimes we'll say… we'll say all of these things are very important. We're using language like, Pegasus is number one, the algorithm piece that Jeff talked about, that we need to make sure we deliver on the Pegasus, we need to make sure we're delivering on the cost priorities and, you know, grow the business. Those are being clearly stated. And then this exercise that we're doing.

you know, there was a strong push to take a significant percentage of work off the plate, and so in each of these conversations, we've got, you know, Russ joining them personally in many cases, Leslie Carroll partnering with us to say, to really challenge what's there, why is it there, what is it going to deliver, and does it meet the algorithm? That's different. I don't know that we've done that yet, and so it gives me optimism.

You know, any… I've been in multiple ELT staff meetings this morning, and that same thing is coming up, that they're proud of it, so it's not just a DTS-led thing, it's a recognition from a business that we need to do this to be successful. So that's why it feels a little different.

Ray Bajaj:

And again, if I can, like, jump in and say this thing, team, any company does not have infinite resources. Strategy is about to focus on few things that matters the most for the company. And strategies also about things that we will not be doing.

So, there is a great exercise going on. It is making people, you know, uncomfortable in answering a few questions, but this is the right thing to do.

And trust me, the leadership of the company will make the right choices to future-proof the company. We need to grow this company, and we are all in in this journey together. So, I'm proud of the work that this team has accomplished, and in future, we're going to be focusing on a few things that will completely change the direction of the company.

Gregory Beckwith:

Awesome, thanks, thanks both. I really appreciate it. Another one that's come in related to the M&A work out there, and maybe Teresa, if you have a little bit of a voice left, you can take a quick stab, but question is, given the number of acquisitions in recent years, and Pegasus being so close, do we already have a sort of standard integration template or playbook for the Kenvue merger that we'll be able to use moving forward?

Teresa Miquelarena:

Dude, like, thank you, Greg. So, and by the way, it's an amazing question. So, we are reusing a lot of the work that has happened in Tango, that we did for Ansel, that we did in Things, even what we're doing in Aurora.

So we're reusing test cases, we're reusing cutover plants, we're reusing everything.

And then one thing where we have the opportunity, and then we will work once all these priorities are more settled, is on creating, like, more standard templates all around.

But the most important, as I said, we're reusing everything possible, and once the water clears out a little bit, then we were to have, like, super good standards and playbooks. That is definitely an opportunity, but the focus is not right now. We got to deliver day one.

And then after that, we will definitely grab every single template of everything we have used, and we will make it be a standard.

And it would help us in any other acquisition, at least it would be 80% of work, done.

Jeff Markey:

Yeah, so just a great answer, Teresa, and a great question. I would build on that a little bit, right? It's great that we had made as much progress as we have on Aurora, so we had a lot of that.

to leverage in some super terrific talent that really understands how to do system cutover work, so that's really going to help us on Pegasus. And then more broadly, I would say, and Teresa, you know this well, and Greg, like, it's this… this is an all-skate exercise for the enterprise. So, we're building these playbooks and templates at the SMO level, or at the separation management office level, so that we have plans for legal, for HR, for sales teams.

The local market teams, the business stakeholders, like.

Now, all of that has to come together when you're doing an M&A type of work, and we want the playbook for all of that, not just DTS. So, and we're doing that, as Aaron knows, we're in our new target process tool, so we're learning how to get the most out of that, improving that, and we'll leverage that then across the enterprise, so we can have multi-year KC initiative roadmaps, something we've never had before. So, I love what

Pegasus is causing in that way, it's kind of been the catalyst, and it's the pilot of a lot of this, but to do it broadly for the enterprise and have those playbooks and texts is going to be really important as we approach the Kenvue work. Great question.

Gregory Beckwith:

Awesome, thanks. Thanks both. I see a couple folks have raised their hands, so I do want to go to a couple of the live questions, and just for all's awareness, any questions we haven't gotten to live, because I know we're running up on time here shortly, we'll follow up with written answers in the follow-up note, but I think, let's see if we can get this work, but,

Prabhakar, I'll… let me see if I allow you to talk, I see your hands up, and you can ask your question live. I think that question was answered, Greg, so it's about how Aurora's priorities would fit in amidst the acquisitions.

At least Jeff has already answered that, thank you.

Gregory Beckwith:

Okay, perfect, great. Let's go then to Aladia, I'm not sure if I'm pronouncing that correctly, but let me allow you to talk and see if you have a question, different than what's been submitted.

Gregory Beckwith:

Appreciate those who have raised their hands. We could definitely, if there's any final questions that folks want to ask live, by all means, raise your hand.

I think the, you know, as you can… those who, again, monitoring the Q&A, a lot of questions that have come in around, sort of, the capacity piece and so on. We did get one about, and maybe, Tessa, you can help with this one as well, sort of backfilling roles as folks are taking new roles or are moving different opportunities. There is an established process for that, but Tessa, maybe you can give a little bit more insight as to, you know, what's the, what's the thinking or the methodology behind

Backfilling roles while we're kind of in this state of change right now.

Tessa Faddis:

Yeah, Greg, I think, to your point, there is a process in place that… and a committee that's reviewing all of the vacancies across, DTS to, again, really help us ensure that we are optimizing our costs and driving organizational effectiveness

Across DTS. So, with that process, we are looking at each of those roles and the capabilities needed.

and going through each job, individually, right, to make that assessment. So we will continue to do that and ensure that we're moving quickly to enable you all to get the work done and have the support that you need.

Gregory Beckwith:

Thanks, thanks, Tessa. One, one, probably last one given time here, but Aaron, to go back to a little bit more tactically, since we're going into the year-end, performance time, and we'll be, everyone will be setting objectives going into 2026, there's a question related to, sort of, you know, how will we ensure that our objectives are aligned to the enterprise objectives, we're not going to run into barriers and kind of, you know, no's from our stakeholders.

As we work toward our objectives, and maybe you can just share a little bit more as to how the enterprise ELT effort that you've talked about is going to kind of cascade to us all, and how we should all be kind of rowing in the same direction, toward our major priorities.

Erin Govednik:

Sure, I can start, and I think, Zach, you may actually have more real time, but as I understand it, the ELT actually started that process this week of looking at all the objectives and pressure testing with each other, and really challenging that these are the right things, which I think is a sign of what we need to do. We do it right at the top, and then we… and then we cascade. So I don't… I believe there were some follow-ups from that that need to happen. Obviously, this work that we're doing to really pressure test what's on the plate is going to feed into that, but I think that's going to be a way of syncing it up that's going to keep going, ongoing. But Zach, you may have more.

Zack Hicks:

I mean, that was the focus of our meeting this week, was to make sure that we're pressure testing that all of the desires of each of the functions and segments roll up to the business outcomes that we want to achieve, in that we really pare back, because if we can free up resources in one area, perhaps we can help another area. You know, I think what we want to move away from is just doing that silo planning, to really think about what's going to enable the enterprise to be successful.

And that even impacts us, and so that way, we think we have our prioritized list for what's right for DTS, but we overlay that with the,

what's happening with the business and their goals, we have to make some adjustments, and that's the process that we're in right now. But, I've never seen the ELT in my almost four years here lean in so much and work so diligently to make sure that we're paring it down to do the… that we… that the things that we say we're going to do, that we actually have the capacity and resources to deliver on them. So, I'm feeling really good about how we're approaching the year. We can still have some more work to do before we finalize the planning, but it's looking really good. Now, I know we're up against the time, got 3 more minutes here. I wanted to thank the leadership team here. They did a fantastic job answering all the questions. You never know what type of questions you're going to get, so great job, and this is our effort to be more transparent and create more of that dialogue and be a little bit less structured. But we're also wanting to make sure that we're sharing our successes.

And we do share some of the other efforts and do a deeper dive, and that's what we're going to do in December. So, Greg, thanks for facilitating.

Thank you, all of you, for what you're doing. You're making a difference for this company. It's an exciting time, I promise you. I know there's a lot of questions that we have, but the opportunities have never been better for us, and so excited about the future. You should be excited about what we're doing with Aurora and Pegasus and Kenvue. It's just the start of an exciting journey, so thanks again, and I look forward to seeing you in a couple of weeks.

Take care.

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Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and other contingencies in connection with the proposed transaction constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.